SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Crimson Wine Group, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22662X100

(CUSIP Number)

Ian Cumming Joseph Steinberg c/o Crimson Wine Group, Ltd. 2700 Napa Valley Corporate Drive, Suite B Napa, California 94558
(800) 486-0503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100
1	Names of Reporting Persons. Ian M. Cumming
2	Check the Appropriate Box if a Member of a Group(a)☒ (b)☐
3	SEC Use Only
4	Source of FundsPF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of OrganizationUSA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power2,322,613
	8	Shared Voting Power21,600
	9	Sole Dispositive Power2,322,613
	10	Shared Dispositive Power21,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person2,344,213
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares☒
13	Percent of Class Represented by Amount in Row (11)9.7%
14	Type of Reporting PersonIN

CUSIP No. 22662X100
1	Names of Reporting Persons. Joseph S. Steinberg
2	Check the Appropriate Box if a Member of a Group(a)☒ (b)☐
3	SEC Use Only
4	Source of FundsPF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of OrganizationUSA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power2,103,455
	8	Shared Voting Power247,890
	9	Sole Dispositive Power2,103,455
	10	Shared Dispositive Power247,890
11	Aggregate Amount Beneficially Owned by Each Reporting Person2,351,345
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares☒
13	Percent of Class Represented by Amount in Row (11)9.8%
14	Type of Reporting PersonIN

This Amendment No. 1 amends and supplements that certain Statement on Schedule 13D filed on March 5, 2013 by Ian M. Cumming (“Mr. Cumming”) and Joseph S. Steinberg (“Mr. Steinberg”) (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share, of Crimson Wine Group, Ltd., a Delaware corporation.

Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 1.  Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 2700 Napa Valley Corporate Drive, Suite B, Napa, California 94558.

Item 2.  Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)The persons filing this Schedule 13D are Ian M. Cumming and Joseph S. Steinberg (collectively, the “Reporting Persons”).

(b)Mr. Cumming’s business address is c/o Cumming Investment Company, 148 So. Redmond Street, Jackson, Wyoming 83001.  Mr. Steinberg’s business address is c/o Leucadia National Corporation (“Leucadia”), 315 Park Avenue South, New York, New York 10010.

(c)Mr. Cumming is a private investor and a member of the board of directors of several companies, including the Company, Skywest, Inc., HomeFed Corporation, and American Investment Company.  Mr. Steinberg is a member of the board of directors of the Company and a full time executive of Leucadia, a diversified financial services holding company principally engaged, through consolidated subsidiaries, in a variety of businesses including full service investment banking, beef processing, manufacturing, gaming entertainment, real estate activities and medical product development.  Leucadia's principal address is 315 Park Avenue South, New York, New York 10010.

(d)During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Cumming is a citizen of the United States and Canada.  Mr. Steinberg is a United States citizen.

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following:

On March 29, 2016, Mr. Cumming adopted a stock trading plan (the “Rule 10b5-1 Plan”) in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), under which a broker would purchase up to $1,000,000 of shares of Common Stock at prevailing market prices with a maximum price per share of $9.00, provided that in no event would purchases on any purchase day exceed 8.33% of the average daily trading volume or ADTV (as defined in Rule 10b-18(a)(1) of the Exchange Act) reported for the Company’s common stock during the four calendar weeks preceding the week in which the relevant purchase is effected.  Between April 4, 2016 and July 22, 2016, Mr. Cumming purchased shares under the Rule 10b5-1 Plan.

Item 5.  Interest in Securities of Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a) – (b)Based on information provided by the Company to Mr. Cumming and Mr. Steinberg, the percentage of shares owned is based upon 24,102,382 shares of Common Stock issued and outstanding as of July 22, 2016.  As of such date, Mr. Cumming and Mr. Steinberg beneficially owned the following shares of Common Stock:

(i)

Mr. Cumming beneficially owns 2,344,213 shares of Common Stock, representing 9.7% of the issued and outstanding Common Stock.  Mr. Cumming has sole voting and dispositive power over 2,322,613 of such shares of Common Stock.  Mr. Cumming also may be deemed to be the beneficial owner of 21,600 shares of Common Stock (less than 0.1%) beneficially owned by his wife.  Mr. Cumming disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.  The foregoing does not include 18,321 shares of Common Stock (less than 0.1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

(ii)

Mr. Steinberg beneficially owns 2,351,345 shares of Common Stock, representing 9.8% of the issued and outstanding Common Stock.  Mr. Steinberg has sole voting and dispositive power over 2,103,455 of such shares of Common Stock.  Mr. Steinberg also may be deemed to be the beneficial owner of (a) 13,920 shares of Common Stock (less than 0.1%) beneficially owned by his wife and daughter, and (b) 233,970 shares of Common Stock (approximately 1.0%) held in a trust for the benefit of Mr. Steinberg’s children.   Mr. Steinberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose. The foregoing does not include 33,000 shares of Common Stock (0.1%) owned by a charitable trust of which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg and his wife disclaim beneficial ownership.

(iii)

Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company and will each purchase shares so as to maintain similar ownership percentages in the Company.

(c)Mr. Steinberg has not effected any transactions in Common Stock within the past 60 days.  The following table sets forth all of the transactions in Common Stock effected by Mr. Cumming within the past 60 days.  All such transactions were purchases of Common Stock on the open market pursuant to a Rule 10b5-1 plan entered into by Mr. Cumming:

Date of Transaction	Amount of Securities	Price Per Share
August 1, 2016	1,192	$8.45
July 29, 2016	1,220	$8.58
July 28, 2016	1,220	$8.51
July 27, 2016	400	$8.45
July 26, 2016	1,220	$8.50
July 25, 2016	1,220	$8.58
July 22, 2016	1,191	$8.60
July 21, 2016	1,191	$8.36
July 20, 2016	1,191	$8.42
July 19, 2016	20	$8.34
July 18, 2016	1191	$8.37
July 15, 2016	1,084	$8.45
July 14, 2016	1,084	$8.41
July 13, 2016	3	$8.45
July 12, 2016	1,084	$8.46
July 11, 2016	1,084	$8.68
July 8, 2016	337	$8.37
July 7, 2016	1,026	$8.60
July 6, 2016	1,026	$8.55
July 5, 2016	1,026	$8.40
June 28, 2016	1,079	$8.39
June 27, 2016	1079	$8.33
June 24, 2016	1,363	$8.37
June 23, 2016	1,363	$8.38
June 22, 2016	1,363	$8.40
June 21, 2016	1,363	$8.44
June 20, 2016	1,363	$8.38
June 17, 2016	1,256	$8.42
June 16, 2016	700	$8.38
June 15, 2016	1,198	$8.45
June 14, 2016	1256	$8.37
June 13, 2016	1,256	$8.44
June 9, 2016	1339	$8.45
June 8, 2016	1,339	$8.48
June 7, 2016	1,339	$8.48
June 6, 2016	1,326	$8.47
June 3, 2016	1,518	$8.48

(d)Not applicable.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

See Item 4 of this Schedule 13D for a description of the Rule 10b5-1 Plan (incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  August 4, 2016

By:	/s/ Ian M. Cumming
Ian M. Cumming
/s/ Joseph S. Steinberg
Joseph S. Steinberg